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                               March 17, 2021

       D.T. Ignacio Jayanti
       Chief Executive Officer
       Corsair Partnering Corp
       717 Fifth Avenue, 24th Floor
       New York, NY 10022

                                                        Re: Corsair Partnering
Corp
                                                            Registration
Statement on Form S-1
                                                            Filed March 8, 2021
                                                            File No. 333-254003

       Dear Mr. Jayanti:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note that your warrant agreement includes an exclusive forum provision in Section
                                                        9.3. Please clarify
whether this provision is applicable to investors in this offering and, if so, whether it applies
to claims under the Securities Act. In that regard, we note
                                                        that Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts over all suits
brought to enforce any duty or liability created by the Securities Act or the rules and
regulations thereunder. If the provision is applicable to investors in this offering, please revise
your prospectus to discuss the provision, including any risks or other impacts on
investors, and whether there is uncertainty as to its enforceability. If the provision does not
apply to actions arising under the Securities Act, please also ensure that the provision in the
warrant agreement states this clearly, or tell us how you will inform
 D.T. Ignacio Jayanti
Corsair Partnering Corp
March 17, 2021
Page 2
      investors in future filings that the provision does not apply to any actions arising under the
      Securities Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameD.T. Ignacio Jayanti
                                                             Division of
Corporation Finance
Comapany NameCorsair Partnering Corp
                                                             Office of Real
Estate & Construction
March 17, 2021 Page 2
cc:       Derek Dostal
FirstName LastName